UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 1, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales grows by 26% in August 2017

Driven by strong growth in Commercial Vehicles at 34% & Passenger Vehicles at 10%

Mumbai, September 1, 2017: Tata Motors passenger and commercial vehicles total sales (including exports) in August 2017 were at 48,988 vehicles, higher by 14% over 43,105 vehicles sold in August 2016.

The company's domestic sales of commercial and passenger vehicles for August 2017 were at 45,906 nos., higher by 26%, over 36,510 nos., in August 2016, due to growing demand across segments and increased positive customer sentiments.

Domestic - Commercial Vehicles

The overall commercial vehicles sales in August 2017, in the domestic market were at 31,566 nos. higher by 34% over August 2016. The sales grew on the back of growing demand across segments supported by the continued ramp-up in production of BSIV vehicles since April this year. The company also passed on the benefits of GST to consumers by reducing the prices of its vehicles across all commercial vehicle segments.

The M&HCV segment saw a strong growth of 52%, at 10,926 nos., in August 2017, over 7,190 units, in August 2016. This segment witnessed strong pick-up in demand on the back of continuously increasing acceptance of the SCR technology, and driven by stricter implementation of regulatory norms on overloading, as well as sector specific (Trucks and Construction Tippers) demand.

The I&LCV truck segment also saw an upward trajectory, at 3,881 nos., grew by 44%, over 2,703 vehicles, sold in August 2016, due to increased buying with the onset of festive season. Tata Motors Passenger Carriers sales (including buses), in August 2017 were at 4,078 nos., declined by 4%, over 4,238 units, in August 2016, largely due to delay in procurement from the State Transport Undertakings.

The SCV cargo and pickup segment continued the growth momentum at 12,681 nos., higher by 35% over 9,377 units, last August 2016, on the back of growing demand for new product introductions of the XL range of Tata Ace and the Tata Xenon Yodha pickup.

Domestic - Passenger Vehicles

In August 2017, Tata Motors passenger vehicles, in the domestic market, recorded sales at 14,340 nos., grew by 10%, over August 2016, bolstered by the strong demand for the Tata Tiago and the Tata Tigor. The car segment remained flat at 11,462 nos., and the UV segment grew by 84% at 2,878 nos., driven by the Tata HEXA.

Cumulative sales growth of all passenger vehicles in the domestic market for the fiscal were at 64,131 nos., a growth of 10%, compared to 58,064 nos., in the last fiscal.

Exports

The company's sales from exports was at 3 082 nos. in August 2017, a decline of 53%, compared to 6,595 vehicles sold in August 2016, due to continued drop in industry volumes in Sri Lanka and Nepal.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.